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JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿  (ALSO ADMITTED IN ENGLAND & WALES)

*    (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 25, 2014

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Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.
(formerly known as Kingsoft Internet Software Holdings Limited)
CIK No. 0001597835

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement Amendment No. 2”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement Amendment No. 2, marked to show changes to the Company’s Amendment No. 1 to the registration statement on Form F-1 filed with the Commission on April 22, 2014. The Company has included the data to reflect recent developments in the Registration Statement Amendment No. 2.

The Company respectfully advises the staff of the Commission (the “Staff”) that it will commence the marketing activities in connection with the offering immediately and expects to request acceleration of the effectiveness of the Registration Statement on or about May 7, 2014. The Company would appreciate the Staff’s continuing support and assistance.

*             *            *

Securities and Exchange Commission

April 25, 2014

If you have any questions regarding this letter or the Registration Statement Amendment No. 2, please do not hesitate to contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.
Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.
Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.
King Li, Partner, Ernst & Young Hua Ming LLP
James C. Lin, Partner, Davis Polk & Wardwell LLP